

October 16, 2013

Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
205 Market Street, Suite 2600
Philadelphia, PA 19103

  Re: Gottex Trust (the "Trust")
    Registration Statement on Form N-1A
    Registration Numbers 333-191185; 811-22889

Dear Mr. DiClemente:

We have reviewed the registration statement referenced above and have the following comments.

Gottex Tactical Endowment Fund (the "Fund") Prospectus

Front Cover Page

Given that the Gottex Tactical Endowment Fund is not an endowment fund, please explain to us in your response letter why the use of the term "Endowment" in the Fund's name is not misleading. *See*, section 35(d) of the Investment Company Act of 1940 (the "ICA").

 Fees and Expenses of the Fund (page 2)

The second sentence of the footnote (2) states that Acquired Fund Fees and Expenses do not represent direct expenses of the Fund. Expand the disclosure to clarify that Acquired Fund Fees and Expenses represent indirect expenses that are incurred the Fund and its shareholders.

Expand the penultimate sentence of footnote (2) to clarify that any repayment to the Adviser is an included item for purposes of determining the expense limitation and that any repayment must not exceed the applicable expense limitation on Fund expenses at the time such fees were waived and/or expenses were reimbursed.

The Expense Limitation Agreement should be filed as an exhibit to the registration statement and should be identified in Item 28 of Part C of the registration statement as among the exhibits that will be filed in a pre-effective amendment to the registration statement.

In your response letter, confirm that the terms of the Expense Limitation Agreement do not allow for its termination under any circumstances prior to December 31, 2014. In the alternative, expand the footnote (2) disclosure to describe briefly who can terminate the agreement and under what circumstances.

Principal Investment Strategies (page 3)

The Fund's discussion of its principal investment strategies and risks reveals that potentially a material, if not a substantial, amount of its assets may be invested in illiquid securities and other illiquid assets. Add disclosure clarifying that if more than 15% of the Fund's net assets are invested in illiquid assets, the Adviser will take prompt action to reduce the Fund's illiquid assets holdings to 15% or less of its net assets.

Disclose the maximum percentage of the Fund's assets that may be invested in the securities of foreign issuers and, as a sub-category, in the securities of emerging market issuers. In the alternative, state that there is no limit on the amount of Fund assets that may be invested in the securities of such issuers.

In your response letter, undertake to sticker the Fund's prospectus to provide appropriate risk disclosure whenever a material amount of the Fund's total assets represent investments in issuers located in any one foreign country.

Global Fixed Income (page 3)

The last sentence states that there are no credit quality restrictions on the Fund's fixed income investments. Specify the maximum amount of the Fund's assets that may be invested in fixed income investments of issuers that are either experiencing financial difficulty, insolvent, in default or that exhibit a high probability of default.

Alternative and Hedge Fund Investments (page 3)

It appears that the Fund may invest in a number of pooled investment vehicles. To what extent does the Fund intend to invest in entities that would be investment companies under section 3(a) of the ICA but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the ICA, or in other funds commonly referred to as "hedge funds?" Please note that, to date, the staff has permitted open-end funds to hold such vehicles only up to 15% of net assets with additional requirement that all of such investments be treated as illiquid for purposes of the non-fundamental investment restriction pertaining to the Fund's ability to hold illiquid assets.

Expand the disclosure to provide brief plain English definitions of "event-driven," "relative value," and "arbitrage" investment strategies, as well as "factor based hedge fund replicator vehicles," "liquid alternative beta vehicles," "systematic risk," "swaps" and "variance swaps."

Identify the "other alternative investment strategies commonly employed by hedge funds" that may constitute a principal investment within the Fund's Alternative and Hedge Fund Investments Asset Class.

Identify each principal category of investment that constitute the "other forms of investments" referenced at the end of the third paragraph.

Private Equity and Special Opportunity Investments (page 4)

The last sentence indicates that "the Private and Equity and Special Opportunity Investments Assets Class is primarily expected to consist of interests on publicly traded private equity 'funds of funds,' as well as ETFs or other pooled vehicles that seek direct or indirect exposure to this Asset Class." Disclose the extent to which the Fund may invest in non-publicly traded private equity "funds of funds" as a principal investment, and the categories of "other pooled vehicles" in which it may principally invest.

In the second paragraph on page 5, expand the discussion of the Fund's Asset Class exposures to highlight how the Fund's Adviser will manage the Fund's investments to limit the Fund's exposure to potentially substantial losses that could result from its use of leverage or its investments in derivatives or other investments that contain embedded leverage.

The first paragraph on page 6 states that the Fund has established a secured line of credit with UMB Bank, and has agreed to pledge certain assets, to be held in custody by UMB Bank, as collateral against any drawdown it makes on the line of credit. The disclosure on page 29 of the SAI states that the Fund has entered into an Administration Agreement with UMBFS, the parent company of the Fund's Distributor. The SAI further discloses that UMBFS is also a direct subsidiary of UMB Financial Corporation, the parent company of UMB Bank, the Fund's custodian.   It appears that the pledge of assets described in the Fund's prospectus could be tantamount to a sale of those assets. S*ee, generally*, United Services Funds (pub. avail. Apr. 23, 1993). In your response letter provide us with your analysis of whether the pledge of the Fund's assets to UMB Bank, an affiliate of the Fund's Distributor, would constitute a prohibited transaction under section 17(a)(2) of the Investment Company Act of 1940.

The disclosure at the bottom of page 5 indicates that investments in the Fund's Macro Market Asset Allocation Overlay may, among others, include "enhanced-index funds," "contracts for differences," "structured notes" and "other hybrid securities or financial instruments." Expand the disclosure to provide a brief plain English description of the characteristics and risks of each such investment that may constitute a principal investment of the Fund.

Non-investment grade debt securities debt securities risk (page 7)

In the risk factor caption, insert the word "junk" after the phrase "non-investment grade."

Private equity and special opportunity investments risk (page 7)

The first sentence states that the Fund may invest directly in private equity funds or in private equity "funds of funds," which may be more illiquid than the Fund's other investments. Please expand the risk disclosure to explain to what extent the Fund's other investments are illiquid and how the Fund's investments in private equity funds or in private equity "funds of funds" may be more illiquid than the Fund's other illiquid investments.

Purchase and Sale of Fund Shares (page 9)

In the first sentence, insert the parenthetical "(sell)" after the word "redeem."

Tax Information (page 9)

Replace the phrase "the Fund's distributions" with the phrase "the Fund intends to make distributions that." Also, clarify that distributions made to tax-deferred arrangements may be taxable upon their withdrawal.

Alternative and Hedge Fund Investments (page 10)

Please substitute the second sentence of the second paragraph with a plain English version of the information contained therein.

Commodities Risk (page 14)

Add risk disclosure for each principal type of commodity in which the Fund may directly or indirectly principally invest.

Derivatives Risk (page 14)

With respect to the Fund's derivatives disclosure, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010), especially as it pertains to providing a tailored discussion that is meaningful to investors. In this regard, the risk disclosure should be expanded to identify the specific types and be presented in the context of the derivatives in which the fund expects to principally invest.

Matthew R. DiClemente, Esq.
Page 5

Counterparty Risk (page 14)

We note the discussion of counterparty risk on pages 14 and 15. Expand the discussion of the Fund's principal investment strategies to highlight the Fund's policy with respect to the creditworthiness of its counterparties. Also disclose the maximum amount of the Fund's assets that could be exposed to any one counterparty or group of affiliated counterparties.

REIT Risk (page 17)

Disclose that the Fund's shareholders will also indirectly bear a proportionate share of REIT fees and expenses and that such fees and expenses do not appear in the Fund's fee table or expense example presentation.

ETF Risk (page 19)

Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

Determining Your Share Price (page 23)

In the first sentence, clarify that "NAV" represents "net asset value."

In the fourth sentence, clarify what is meant by the phrase "national holidays."   In the alternative, identify each holiday on which the New York Stock Exchange is closed for trading.

Buying Shares (page 27)

The disclosure indicates that investors may open an account, add to an account and sell shares by sending a request through regular mail to Gottex Trust's P.O. Box.   Disclose any risk to investors of either a delay or uncertainty in receiving a particular NAV when sending purchase or redemption orders to the Trust's P.O. Box.

Transactions Through Other Financial Services Companies (page 30)

Disclose whether an investor purchasing or redeeming Fund shares through a financial services company will be purchasing or redeeming Fund shares at NAV next determined after the purchase or redemption order has been received by the financial services company. In this regard, make clarifying revisions to the disclosure appearing under "Redeeming Through Other Institutions."

Statement of Additional Information

Fundamental Policies (page 1)

Add the phrase "or group of related industries" to the end of the second enumerated fundamental policy.

In the last paragraph of this section, clarify that "the Fund's borrowing money" must be from a bank.

Add, as non-fundamental policies of the Fund, (1) a limitation on any mortgage, pledge or hypothecation of the Fund's assets to a maximum of 1/3 of Fund assets and (2) a limitation on the Fund's holding of illiquid assets to a maximum of 15% of the Fund's net assets.

Additional Information on Investment Strategies and Risks (page 2)

The fifth enumerated fundamental policy of the Fund, disclosed on page 1, permits the Fund to lend its portfolio securities. In a separately captioned "Securities Lending" section, highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund's fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund's assets that can be invested in securities lending. Also state that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Repurchase Agreements (page 8)

Specify the maximum amount of Fund assets that may be invested in repurchase agreements.

Reverse Repurchase Agreements (page 8)

Specify the limitations on the Fund's ability to invest in reverse repurchase agreements

Management of the Fund (page 22)

At the end of the third sentence of the last paragraph on page 23, clarify whether the Board believes that each of its Trustees satisfies the standard described in that sentence. In the alternative, for each Trustee that will serve on the Fund's Board of Trustees, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusions that the person should serve as a Trustee for the Fund. *See* Item 17(b)(10) of Form N-1A.

Part C. Other Information

Signatures

Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Trust's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel